Exhibit 99.1

Nanox Announces Second Quarter of 2025 Financial Results and

Provides Business Update

Management to host conference call and webcast Tuesday, August 12, 2025 at 8:30 AM ET

Company continued to grow Nanox.ARC installed base and is on track to meet its year-end system deployment target

PETAH TIKVA, Israel— August 12, 2025 — NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the second quarter ended June 30, 2025 and provided a business update.

Recent Highlights:

●	Generated $3.0 million in revenue in the second quarter of 2025, compared to $2.7 million in the second quarter of 2024.

●	Grew Nanox.ARC system sales funnel exponentially in the quarter.

●	The Company notified the FDA of its intent to submit the TAP2D software module to the FDA through the 510(k) program - a 2D view image output for the Nanox.ARC systems, a practical tool for radiologists.

●	New customers include several medical imaging center chains across the U.S., including one of the largest imaging providers in the country which began training its technicians in July.

●	Expanded the availability of the Nanox.AI solutions, engaging with AI solution platform providers.

●	Advanced footprint in EU countries, finalized successful training in Romania and preparing for the first system shipment.

●	Entered into a multi-year Volume Supply Agreement with Fabrinet, a leading global electronics manufacturing services provider, to support the scalable production of Nanox.ARC X.

“Nanox has made progress advancing the deployment of the Nanox.ARC system in the second quarter, and we are on track to meet our yearly deployment target with revenues expected in the second half of 2025. We’re seeing a growing and increasingly robust commercial pipeline, and we’re proud to mark a breakthrough in the European market, with the first system ready for shipment. By expanding our system’s output with a 2D view image, we reaffirm our commitment to continuous product enhancement in line with evolving market needs. Alongside our commercial efforts, we are executing a robust clinical program designed to produce data supporting the use case for the Nanox.ARC technology, and to engage key opinion leaders who can partner with Nanox to drive behavior change in the medical imaging sector. I am proud of our team’s diligent execution of our multi-faceted growth strategy”.

Financial results for three months ended June 30, 2025

For the three months ended June 30, 2025 (the “Reported Period”), the Company reported a net loss of $14.7 million, compared to a net loss of $13.6 million for the three months ended June 30, 2024 (which is referred as the “Comparable Period”), representing an increase of $1.1 million. The increase in net loss was mainly due to the increase of $0.4 million in our gross loss and $1.0 million in our finance expense, net which was mitigated by the decrease of $0.4 million in our operating expenses.

The Company reported revenue of $3.0 million in the Reported Period, compared to $2.7 million in the Comparable Period. During the Reported Period, the Company generated revenue through teleradiology services, the sale and deployment of its imaging systems and its AI solutions.

The Company’s gross loss during the Reported Period totaled $3.2 million (gross loss margin of (107%)) on a GAAP basis, compared to $2.9 million (gross loss margin of (106%)) in the Comparable Period. Non-GAAP gross loss for the Reported Period was $0.6 million (gross loss margin of approximately (21%)), compared to gross loss of $0.2 million (gross loss margin of approximately (9%)) in the Comparable Period.

The Company’s revenue from teleradiology services for the Reported Period was $2.7 million, compared to revenue of $2.5 million in the Comparable Period. The Company’s GAAP gross profit from teleradiology services for the Reported Period was $0.5 million (gross profit margin of approximately 18%), compared to $0.4 million (gross profit margin of approximately 15%) in the Comparable Period. Non-GAAP gross profit of the Company’s teleradiology services for the Reported Period was $1.0 million (gross profit margin of approximately 38%) compared to $0.9 million (gross profit margin of approximately 37%) in the Comparable Period. The increase in the Company’s revenue and gross profit margins from teleradiology services was mainly attributable to customer retention, increased rates and increased volume of the Company’s teleradiology reading services during the weekdays, weekends and nights shifts.

During the Reported Period, the Company generated revenue through the sales and deployment of its imaging systems and OEM services which amounted to $221 thousand for the Reported Period, with a gross loss of $1.7 million on a GAAP and non-GAAP basis, compared to revenue of $68 thousand with a gross loss of $1.3 million on a GAAP basis and Non-GAAP basis in the Comparable Period.

The Company’s revenue from its AI solutions for the Reported Period was $96 thousand with a gross loss of $2.0 million on a GAAP basis, compared to revenue of $113 thousand with a gross loss of $2.0 million in the Comparable Period. Non-GAAP gross profit of the Company’s AI solutions for the Reported Period was $19 thousand, compared to Non-GAAP gross profit of $57 thousand in the Comparable Period.

Research and development expenses, net, for the Reported and Comparable Periods were $4.8 million, reflecting no change. There was a decrease of $0.4 million in share-based compensation and $0.3 million in expenses related to our development activities which were mitigated by an increase of $0.3 million in salaries and wages and a decrease of $0.4 million in grants received.

Sales and marketing expenses for the Reported Period were $1.2 million compared to $0.8 million in the Comparable Period which represents an increase of $0.4 million, mainly due to increase of $0.3 million in salaries and wages and $0.1 million in marketing activities with connection to the commercialization in the U.S. market.

General and administrative expenses for the Reported Period were $5.1 million, compared to $5.9 million in the Comparable Period. The decrease of $0.8 million was mainly due to a decrease of $0.5 million in share based compensation, decrease of $0.5 million in the Company’s legal expenses and a decrease of $0.2 million in D&O insurance expenses which was mitigated by an increase of $0.2 million in salaries and wages.

Non-GAAP net loss attributable to ordinary shares for the Reported Period was $10.9 million, compared to $8.4 million in the Comparable Period. The increase of $2.5 million was mainly due to an increase of $0.4 million in the Non-GAAP gross loss, increase of $1.0 million in the Non-GAAP operating expenses and increase of $1.0 million in the Non-GAAP financial expenses.

Non-GAAP gross loss for the Reported Period was $0.6 million, compared to a non-GAAP gross loss of $0.2 million in the Comparable Period. Non-GAAP research and development expenses, net for the Reported Period, were $4.5 million, compared to $4.1 million in the Comparable Period. Non-GAAP sales and marketing expenses for the Reported Period were $1.1 million, compared to $0.5 million in the Comparable Period. Non-GAAP general and administrative expenses for the Reported Period were $4.5 million, compared to $4.3 million in the Comparable Period.

The difference between the GAAP and non-GAAP financial measures above is mainly attributable to amortization of intangible assets, share-based compensation, expenses related to an offering and legal fees in connection with the class-action litigation. A reconciliation between GAAP and non-GAAP financial measures for the three and six months periods ended June 30, 2025, and 2024 is provided in the financial results that are part of this press release.

Limited Guidance

Based on current market conditions and assuming that macroeconomic trends, including tariff policy, inflation, interest rate levels and supply chain costs do not materially impede activity in the medical technology industry generally, or for the Company specifically, the Company anticipates that the number of clinical, demo, and commercial units in various stages of deployment will grow to over 100 units by the end of 2025, on a worldwide basis.

Liquidity and Capital Resources

As of June 30, 2025, the Company had total cash, cash equivalents, short-term and long-term deposits, restricted deposits and marketable securities of $62.6 million, compared to $83.5 million as of December 31, 2024. During the reported period the Company experienced negative cash flow from operations of $19.6 million.

Other Assets

As of June 30, 2025 the Company had property and equipment of $46.1 million, compared to $45.4 million as of December 31, 2024.

As of June 30, 2025, the Company had intangible assets of $64.7 million compared to $70.0 million as of December 31, 2024. The decrease was attributable to the periodic amortization of intangible assets in the amount of $5.3 million.

Shareholders’ Equity

As of June 30, 2025 the Company had approximately 63.9 million shares outstanding compared to 63.8 million shares outstanding as of December 31, 2024.

Conference Call and Webcast Details

Tuesday, August 12, 2025 @ 8:30am ET

Individuals interested in listening to the conference call may do so by joining the live webcast on the Investors section of the Nanox website under Events and Presentations. Alternatively, individuals can register online to receive a dial-in number and personalized PIN to participate in the call. An archived webcast of the event will be available for replay following the event.

About Nanox:

Nanox (NASDAQ: NNOX) is focused on driving the world’s transition to preventive health care by bringing a full solution of affordable medical imaging technologies based on advanced AI and proprietary digital X-ray source.

Nanox’s vision encompasses expanding the reach of Nanox technology both within and beyond hospital settings, providing a seamless end-to-end solution from scan to diagnosis, leveraging AI to enhance the efficiency of routine medical imaging technology and processes, in order to improve early detection and treatment and maintaining a clinically driven approach. The Nanox ecosystem includes Nanox.ARC – a multi-source digital tomosynthesis system that is cost-effective and user-friendly; an AI-based suite of algorithms that augment the readings of routine CT imaging to highlight early signs often related to chronic diseases, through Nanox’s subsidiary, Nanox.AI Ltd; Nanox.CLOUD – a cloud-based software platform that manages and stores data collected by Nanox devices, and provides users with tools for in-depth imaging analysis; Nanox.MARKETPLACE – a proprietary decentralized marketplace through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts, and a comprehensive teleradiology services platform. By improving early detection and treatment, Nanox aims to enhance better health outcomes worldwide. For more information, please visit www.nanox.vision

Forward-Looking Statements

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to: guidance with respect to the number of units that the Company will have deployed and operational by the end of the 2025 year; the initiation, timing, progress and results of the Company’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC; and the ability of the Company to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to complete development of the Nanox System; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of its recent acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox System and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; (x) risks related to the current war between Israel and Hamas and any worsening of the situation in Israel; (xi) risks relating to macroeconomic factors, including tariff policy, inflation, interest rate levels and supply chain costs; and (xi) potential litigation associated with our transactions.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release. Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, expenses relating to an offering and legal fees in connection with class-action litigation. The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, these non-GAAP measures should not be considered measures of the Company’s liquidity. A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

	June 30, 2025	December 31, 2024
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	49,904	39,304
Short-term deposits	-	15,500
Marketable securities	2,045	18,402
Accounts receivables net of allowance for credit losses of $168 as of June 30, 2025, and $112 December 31,2024, respectively.	1,880	1,805
Inventories	2,251	1,493
Prepaid expenses	605	827
Other current assets	795	1,349
TOTAL CURRENT ASSETS	57,480	78,680

NON-CURRENT ASSETS:
Restricted deposit	364	337
Long-term deposits	10,243	10,000
Property and equipment, net	46,119	45,355
Operating lease right-of-use asset	3,714	3,843
Intangible assets	64,689	69,995
Other non-current assets	1,623	1,792
TOTAL NON-CURRENT ASSETS	126,752	131,322
TOTAL ASSETS	184,232	210,002

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Short-term loan	3,317	3,061
Accounts payable	2,286	2,209
Accrued expenses	2,977	3,968
Deferred revenue	224	140
Current maturities of operating lease liabilities	908	745
Other current liabilities	4,000	3,849
TOTAL CURRENT LIABILITIES	13,712	13,972

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	3,729	3,640
Deferred tax liability	2,388	2,576
Other long-term liabilities	845	695
TOTAL NON-CURRENT LIABILITIES	6,962	6,911
TOTAL LIABILITIES	20,674	20,883

COMMITMENTS AND CONTINGENCIES (Note 3)

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at June 30, 2025 and December 31, 2024, 63,939,620 and 63,762,001 issued and outstanding at June 30, 2025 and December 31, 2024, respectively	181	181
Additional paid-in capital	565,086	562,688
Accumulated other comprehensive gain (loss)	1	(1)
Accumulated deficit	(401,710)	(373,749)
TOTAL SHAREHOLDERS’ EQUITY	163,558	189,119
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	184,232	210,002

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2025	2024	2025	2024
REVENUE	5,855	5,252	3,040	2,699

COST OF REVENUE	12,144	10,159	6,280	5,552

GROSS LOSS	(6,289)	(4,907)	(3,240)	(2,853)

OPERATING EXPENSES:
Research and development, net	9,812	10,032	4,834	4,812
Sales and marketing	2,178	1,634	1,239	834
General and administrative	10,265	10,958	5,127	5,916
Other expenses, net	37	101	51	92
TOTAL OPERATING EXPENSES	22,292	22,725	11,251	11,654
OPERATING LOSS	(28,581)	(27,632)	(14,491)	(14,507)
FINANCIAL INCOME (EXPENSE), net	616	1,646	(149)	856
OPERATING LOSS BEFORE INCOME TAXES	(27,965)	(25,986)	(14,640)	(13,651)

INCOME TAX (EXPENSE) BENEFIT	4	170	(82)	76
NET LOSS	(27,961)	(25,816)	(14,722)	(13,575)

BASIC AND DILUTED LOSS PER SHARE	(0.44)	(0.45)	(0.23)	(0.23)
Weighted average number of basic and diluted ordinary shares outstanding (in thousands)	63,873	57,953	63,910	58,005

Net Loss	(27,961)	(25,816)	(14,722)	(13,575)
Other comprehensive income:
Unrealized gain from marketable securities	2	253	4	66
Total other comprehensive income:	2	253	4	66
Total comprehensive loss	(27,959)	(25,563)	(14,718)	(13,509)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

 NANO-X IMAGING LTD.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
	U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2025	63,762,001	181	562,688	(1)	(373,749)	189,119
Changes during the period:
Issuance of ordinary shares upon exercise of RSUs	6,490	*	-	-	-	-
Issuance of ordinary shares upon exercise of options	54,903	*	121	-	-	121
Issuance of ordinary shares due the settlement of contingent earnout	116,226	*	-	-	-	*
Share-based compensation	-	-	2,277	-	-	2,277
Unrealized gain from marketable securities	-	-	-	2	-	2
Net loss for the period	-	-	-	-	(27,961)	(27,961)
BALANCE AT JUNE 30, 2025	63,939,620	181	565,086	1	(401,710)	163,558

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
BALANCE AT JANUARY 1, 2024	57,778,628	165	515,887	(305)	(320,233)	195,514
Changes during the period:
Issuance of ordinary shares upon exercise of options	718,495	2	1,604	-	-	1,606
Share-based compensation	-	-	3,578	-	-	3,578
Unrealized gain from marketable securities	-	-	-	253	-	253
Net loss for the period	-	-	-	-	(25,816)	(25,816)
BALANCE AT JUNE 30, 2024	58,497,123	167	521,069	(52)	(346,049)	175,135

*	Less than $1.

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	deficit	deficit	Total
	U.S. Dollars in thousands
BALANCE AT APRIL 1, 2025	63,819,170	181	563,975	(3)	(386,988)	177,165
Changes during the period:
Issuance of ordinary shares upon exercise of RSUs	3,245	*	-	-	-	-
Issuance of ordinary shares upon exercise of options	979	*	-	-	-	-
Issuance of ordinary shares due to the settlement of contingent earnout	116,226	*	-	-	-	*
Unrealized gain from marketable securities	-	-		4	-	4
Share-based compensation	-	-	1,111	-	-	1,111
Net loss for the period	-	-		-	(14,722)	(14,722)
BALANCE AT JUNE 30, 2025	63,939,620	181	565,086	1	(401,710)	163,558

*	Less than $1.

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	deficit	deficit	Total
	U.S. Dollars in thousands
BALANCE AT APRIL 1, 2024	57,779,033	165	517,388	(118)	(332,474)	184,961
Changes during the period:
Issuance of ordinary shares upon exercise of options	718,090	2	1,580	-	-	1,582
Unrealized gain from marketable securities	-	-		66	-	66
Share-based compensation	-	-	2,101	-	-	2,101
Net loss for the period	-	-	-	-	(13,575)	(13,575)
BALANCE AT JUNE 30, 2024	58,497,123	167	521,069	(52)	(346,049)	175,135

*	Less than $1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six Months Ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(27,961)	(25,816)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	2,277	3,578
Amortization of intangible assets	5,306	5,306
Exchange rate differentials	329	(295)
Depreciation	586	561
Deferred tax liability, net	(188)	(188)
Amortization of premium, discount and accrued interest on marketable securities	64	(76)
Interest on long-term deposits	(243)	-
Loss from disposal of property and equipment	71	171
Changes in Operating Assets and Liabilities:
Accounts receivable	(75)	(24)
Change in inventories	(63)	(316)
Prepaid expenses and other current assets	776	677
Other non-current assets	30	183
Accounts payable	(322)	(1,733)
Operating lease assets and liabilities	381	(17)
Accrued expenses and other liabilities	(840)	25

Deferred Revenue	84	(4)
Other long-term liabilities	150	30
Net cash used in operating activities	(19,638)	(17,938)

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchase of property and equipment	(1,579)	(996)
Short-term deposits	15,500	-
Purchase of marketable securities	-	(19,794)
Proceeds from maturity of marketable securities	16,295	21,245
Net cash provided by investing activities	30,216	455

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of ordinary shares upon exercise of options	121	45
Net cash provided by financing activities	121	45
EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(99)	43
NET CHANGE IN CASH AND CASH EQUIVALENTS	10,600	(17,395)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	39,304	56,377
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	49,904	38,982

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS
Cash paid for interest	68	71
Cash paid for income taxes	184	51
SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS -
Issuance of ordinary shares upon exercise of options	-	1,561
Operating lease liabilities arising from obtaining operating right-of use assets	93	-
Non-cash purchase of property and equipment	398	-

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

a.

The Company, together with its subsidiaries, develops a commercial-grade tomographic imaging device with a digital X-ray source, provides teleradiology services and develops artificial intelligence applications designed to be used in real-world medical imaging applications. The Company’s solution, referred to as the Nanox Multi Source System, has two integrated components – “Nanox.ARC” and “Nanox.CLOUD”. Nanox.ARC is a medical tomographic imaging system incorporating the Company’s novel digital X-ray source. Nanox.CLOUD is a platform which employs a matching engine to match medical images to radiologists, provides image repository, connectivity to diagnostic assistive AI systems, billing and reporting. On April 1, 2021, the Company received clearance from the FDA to market the Company’s Nanox Cart X-Ray System. On April 28, 2023, the Company received clearance from the FDA to market the Company’s multi-source Nanox.ARC system.

On December 4, 2024, the Company received clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images for general use including human musculoskeletal system, pulmonary, intra-abdominal, and paranasal sinus indications, adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicists.

On February 25, 2025, the Company received its CE (Conformité Européenne) mark certification to market the multi-source Nanox.ARC system, including the Nanox.CLOUD, its accompanying cloud-based infrastructure in Europe.

On April 17, 2025, the Company received clearance from the FDA to market the Nanox.ARC-X (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images for general use including human musculoskeletal system, pulmonary, intra-abdominal, and paranasal sinus indications, adjunctive to conventional radiography, on adult patients. This device is an enhanced imaging system with features sleek design with smaller footprint and simplified ‘plug and play’ installation process which is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicists.

The Company has experienced net losses and negative cash flows from operations since its inception. The Company anticipates such losses will continue until its product candidates reach commercial profitability.

Based on the Company’s activities during the period ended June 30, 2025, the Company has sufficient funds for its plans for the next twelve months from the issuance of these financial statements.

b.	Economic and geopolitical risks

U.S., Israel and global economies and markets are experiencing volatility and disruption following the escalation of geopolitical tensions. As a result of the military conflict between Russia and Ukraine, sanctions and penalties have been levied by the United States, European Union and other countries against Russia. Russian military actions and the resulting sanctions could have a negative impact on supply chains, the Company’s MSaaS agreements relating to Russia and Belarus or the region and adversely affect the global economy and financial markets.

Additionally, the Company monitors changes in tariffs, including recently imposed tariffs by the U.S. government and the effects of retaliatory tariffs and countermeasures from affected countries.

Although the length and impact of the ongoing military conflicts and tariffs are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Any of the abovementioned factors could affect the Company’s business, prospects, financial condition, and operating results. The extent and duration of the military actions, sanctions and resulting market disruptions are impossible to predict, but could be substantial.

As of June 30, 2025, the impact of this war on the Company’s results of operations and financial condition was immaterial, but such impact may increase, which could be material, as a result of the continuation, escalation, or expansion of such war.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

c.	The security situation in Israel

In October 2023, Israel was attacked by Hamas, a terrorist organization and entered a state of war. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran.

As of the date of these consolidated financial statements, the war is ongoing and continues to evolve.

On June 13, 2025, Israel launched a preemptive attack on Iran, to which Iran responded with ballistic missile and drone attacks. On June 23, 2025, Israel and Iran agreed to a ceasefire, although there is no assurance that the ceasefire will continue.

The Company’s headquarters, its R&D operations, and certain manufacturing and assembly facilities are located in Israel.

Currently, such activities in Israel remain largely unaffected. As of June 30, 2025, the impact of this war on the Company’s results of operations and financial condition was immaterial.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries, prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. Accordingly, they do not contain all information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s condensed consolidated financial position as of June 30, 2025, the condensed consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2025 and 2024 and the condensed consolidated statements of cash flows and the condensed consolidated statements of equity for the six months ended June 30, 2025 and 2024. The significant accounting policies adopted and used in the preparation of the financial statements are consistent with those of the previous financial year, except income taxes. The preparation of financial statements in conformity with GAAP requires the Company to make certain estimates and assumptions for the reporting periods covered by the financial statements. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses. Actual amounts could differ from these estimates.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 9, 2025 (the “Annual Report”). For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Annual Report.

Fair Value of Financial Instruments

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Company’s financial instruments consist mainly of cash and cash equivalents, short and long-term deposits, restricted deposit, accounts receivable, accounts payable, accrued expenses and other liabilities. The fair value of these financial instruments approximates their carrying value.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

	Balance as of June 30, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds (*)	-	2,394	-	2,394
Marketable securities	-	2,045	-	2,045
Total assets	-	4,439	-	4,439

Liabilities:
Short-term loan	-	-	3,297	3,297
Total liabilities	-	-	3,297	3,297

	Balance as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds (*)		4,321	-	4,321
Marketable securities (**)	-	18,402	-	18,402
Total assets	-	22,723	-	22,723

Liabilities:
Current maturities of long term loan	-	-	2,972	2,972
Total liabilities	-	-	2,972	2,972

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

The Company classifies AFS securities within Level 2 because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value.

(*)	As of June 30, 2025, approximately $2,394 thousands of Money market funds were classified under “Cash and Cash equivalents” in the consolidated balance sheets as such securities met all applicable classification criteria. As of December 31, 2024, approximately $4,321 thousand of money market funds were classified under “Cash and Cash equivalents” in the consolidated balance sheets as such securities met all applicable classification criteria.

(**)	The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of June 30, 2025 and December 31, 2024:

	June 30, 2025
	Fair value	Cost or amortized cost	Gross unrealized holding gain
Level 2 securities:
Corporate debt	2,045	2,044	1
Total	2,045	2,044	1

	December 31, 2024
	Fair value	Cost or amortized cost	Gross unrealized holding loss
Level 2 securities:
Corporate debt	15,516	15,517	(1)
Treasury bills	1,985	1,985	-
Agency bonds	901	901	-
Total	18,402	18,403	(1)

As of June 30, 2025 and December 31, 2024, the Company’s debt securities and certificates of deposit had the following maturity dates:

	June 30, 2025	December 31, 2024
Due within one year	2,045	18,402
Total	2,045	18,402

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

New Accounting pronouncements Accounting Pronouncements effective in future periods

In December 2023, the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the ASU is effective for annual periods beginning after December 15, 2024. The Company is evaluating the potential impact of this guidance on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expense and ASU 2025-01, Income Statement – Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, general and administrative, and research and development). The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, on a prospective basis, with early adoption permitted. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.

NOTE 3 – COMMITMENTS AND CONTINGENCIES:

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.

In September 2020, two securities class action complaints were filed in the United States District Court for the Eastern District of New York against the Company and certain then-current officers and a director, which were subsequently consolidated and captioned as White v. Nano-X Imaging Ltd. et al., Case No. 1:20-cv-04355 (the “White Action”), alleging violations of securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between August 21, 2020 and September 15, 2020, and seeking unspecified damages. In addition, on October 5, 2021, a class action complaint was filed in the United States District Court for the Eastern District of New York against the Company and certain of its officers, captioned McLaughlin v. Nano-X Imaging Ltd. et al., Case No. 1:21-cv-05517 (the “McLaughlin Action”). The amended complaint in that action, filed on April 12, 2022, alleges that defendants violated the federal securities laws in connection with certain disclosures concerning the cost of the Nanox.ARC system as well as the comparison of the Nanox.ARC to CT scanners, among other allegations. The Lead Plaintiff in the McLaughlin Action seeks to represent a class of investors who purchased the Company’s publicly-traded securities between August 21, 2020 and November 17, 2021. The Company entered into a term sheet on April 28, 2023, to settle all shareholder class action litigation related to the McLaughlin Action and the consolidated White Action. On June 2, 2023, the Company entered into a formal settlement agreement to settle the McLaughlin Action and the consolidated White Action for $8 million. On October 31, 2023, Magistrate Judge Kuo preliminarily approved the settlement and on February 15, 2024, held a final approval hearing, during which she requested that the parties submit updated settlement claims information by letter on or before February 29, 2024 for incorporation into a final report and recommendation. The parties submitted the letter on February 29, 2024, and on April 17, 2024, Magistrate Judge Kuo issued a report and recommendation recommending that Judge Kovner grant the motion for final approval of the settlement. On May 7, 2024, Judge Kovner entered an order adopting Magistrate Judge Kuo’s report and recommendation and finally approving the settlement. On May 10, 2024, the judgment was entered, and the case was dismissed with prejudice. Due to the settlement agreement, during December, 2023 the Company deposited $5 million and the D&O insurance carrier deposited $3 million (The $3 million was recorded as other income in the consolidated statements of operations and comprehensive loss) in a trust account in connection with the settlement agreement.

The Division of Enforcement of the U.S. Securities& Exchange Commission (the “SEC” or the “Commission”) conducted an investigation to determine whether there had been any violations of the federal securities laws, relating to the development cost of the Company’s Nanox.ARC prototypes, as well as the Company’s estimate for the cost of assembling the final Nanox.ARC product at scale, among other things. The Company and Ran Poliakine, former Chairman of the Board of Directors of the Company, have reached final agreements with the SEC staff to settle this matter, which agreements were approved by the United States District Court for the Southern District of New York in October 2023. The Company paid a civil penalty in the amount of $650 recorded on Other expenses (income) and was permanently enjoined from violating Section 17(a)(2) of the Securities Act of 1933 (the “Securities Act”) and Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rules 12b-20 and 13a-1 thereunder. Mr. Poliakine paid disgorgement of $240, together with prejudgment interest of $27, paid a civil penalty of $150, and was permanently enjoined from violating Section 17(a)(2) of the Securities Act and aiding and abetting any violation of Section 13(a) of the Exchange Act and Rules 12b-20 and 13a-1 thereunder.

On May 1, 2023, the Company received a notice alleging several causes of action, including breach of a consulting agreement between the claimant and Nanox Imaging PLC (the “Gibraltar Entity”) that was entered into in 2015. The claimant’s demand from the Company is for the payment of approximately $1.26 million for unpaid consulting fees from the Gibraltar Entity and approximately $25 million connection with his claimed entitlement to securities in the Gibraltar Entity. On or about December 21, 2023, a claim was filed in Israel against the Company, the Gibraltar Entity and the late Mr. Ran Poliakine, based on allegations previously dismissed by a U.S. court In the State of California. The Company reiterates its strong denial of the plaintiff’s baseless claims and emphasizes that the Company was never a party to the consulting agreement with the plaintiff. In addition, the Company is not responsible for any potential liabilities of the Gibraltar Entity, which is a separate legal entity. On April 5, 2024, the Gibraltar Entity filed an amended claim and a request for an anti-suit injunction (“ASI”) in Gibraltar against the plaintiff. On November 18, 2024, the Gibraltar court granted the Gibraltar entity’s request and issued an ASI, preventing the plaintiff from continuing to pursue the present claim against the Gibraltar entity in Israel. As a result, the dispute between the plaintiff and the Gibraltar entity will be adjudicated before the Gibraltar court, in accordance with Gibraltar law.

On February 9, 2025, both the plaintiff and the Gibraltar Entity submitted separate motions for the dismissal of the claim against the Gibraltar Entity. On February 10, 2025, the court granted the motions and dismissed the claim against the Gibraltar Entity. On February 11, 2025, the Plaintiff filed a motion to stay proceedings against the Company and the Estate. The Company and the Estate submitted their responses on March 10, 2025. In its response, the Company did not oppose the stay of proceedings in the claim until a final decision is rendered in the ongoing proceedings between the plaintiff and the Gibraltar Entity in Gibraltar, based on the reasons presented by the Company rather than those set forth in the plaintiff’s motion. The court permitted the plaintiff to submit a reply to the responses filed by the Company and the Estate by April 10, 2025. On April 20, 2025, the court stayed the proceedings insofar as they relate to the Company. On May 19, 2025, the Gibraltar court granted the ex parte application for leave to serve the Company outside the jurisdiction of Gibraltar, and the plaintiff has taken steps to serve the claim on the Company. The Company is currently reviewing and analyzing the matter of service and will take all necessary steps to vigorously defend itself against these allegations.

IIA grants

Under the Innovation Law (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984) as currently in effect, Nanox AI is required to pay royalties to the IIA of 3% on sales of products and services based on technology and know-how developed using such IIA research and development grants, until 100% (which may be increased under certain circumstances) of the grant, linked to the U.S. dollar and bearing interest at the SOFR rate, is repaid. As of June 30, 2025, Nanox AI had paid royalties to the IIA in the amount of approximately $72 and had a remaining contingent liability to the IIA of approximately $3.6 million.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 4 – DEFERRED REVENUE

The following table represents the changes in deferred revenue for six months ended June 30, 2025:

Deferred
Revenue
(U.S. Dollars
in thousands)
Balance at December 31, 2024 (*)	$140
Additions	115
Revenue recognized in the reported period -	(31)
Balance at June 30, 2025 (*)	$224

*	Includes only short-term deferred revenue in the Company’s consolidated balance sheets as of December 31, 2024 and June 30, 2025.

NOTE 5 – SHAREHOLDERS’ EQUITY:

Share capital

The following table presents the number of authorized and issued and outstanding shares as of each reporting date for each class of shares:

	June 30, 2025		December 31, 2024
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
Ordinary shares	100,000,000	63,939,620	100,000,000	63,762,001
Total	100,000,000	63,939,620	100,000,000	63,762,001

As of June 30, 2025, there were 3,267,747 ordinary shares reserved for the equity incentive plan. The Company’s board of directors also approved the Plan for the purpose of selecting the capital gains tax track, under Section 102 of the Israeli Income Tax Ordinance, for options granted to the Company’s Israeli employees.

In May 2025, the Company issued 116,626 ordinary shares in connection with the asset acquisition of MDWEB LLC, originally completed in 2021.

The shares were issued following the achievement of certain milestones in 2023, at which time the corresponding earn-out contingent liability was reclassified to equity.

During the six months period ended June 30, 2025, 2,262,443 warrants that were issued in 2019 expired.

Share-based compensation

During the six months ended June 30, 2025, the Company granted 91,000 options to several officers and employees of the Company, as the following:

a.	On February 2, 2025, the Company granted employees of the Company a total of 41,000 options to purchase ordinary shares at an exercise price of $17.63 per share. The options shall vest over a period of 4 years; one quarter of the options vests on the first anniversary of the vesting commencement date and the rest vests on a quarterly basis over the following three years. The options expire on the earliest of (i) 90 days after termination of employment or (ii) the tenth anniversary of their grant date. The fair value of options granted was $178 and the underlying data used for computing the fair value of the options are as follows:

February 2, 2025
Stock price of one ordinary share	$7.28
Dividend yield	0
Expected volatility	82.16%
Risk-free interest rate	4.43%
Expected term (years)	6.25

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

b.	On March 25, 2025, the Company granted employees of the Company a total of 36,000 options to purchase ordinary shares of the Company at an exercise price of $17.63 per share. The options shall vest over a period of 4 years; one quarter of the options vests on the first anniversary of the vesting commencement date and the rest vests on a quarterly basis over the following three years. The options expire on the earliest of (i) 90 days after termination of employment or (ii) the tenth anniversary of their grant date. The fair value of options granted was $123 and the underlying data used for computing the fair value of the options are as follows:

March 25, 2025
Stock price of one ordinary share	$6.12
Dividend yield	0
Expected volatility	81.26%
Risk-free interest rate	4.17%
Expected term (years)	6.25

c.	On May 20, 2025, the Company granted employees of the Company a total of 14,000 options to purchase ordinary shares of the Company at an exercise price of $17.63 per share. The options shall vest over a period of 4 years; one quarter of the options vests on the first anniversary of the vesting commencement date and the rest vests on a quarterly basis over the following three years. The options expire on the earliest of (i) 90 days after termination of employment or (ii) the tenth anniversary of their grant date. The fair value of options granted was $40 and the underlying data used for computing the fair value of the options are as follows:

May 20, 2025
Stock price of one ordinary share	$5.48
Dividend yield	0
Expected volatility	79.86%
Risk-free interest rate	4.19%
Expected term (years)	6.25

The expected volatility is based on the combination of the historical volatility of the Company (with weigh of 50%) and comparable companies (with weigh of 50%) according to the available data. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the awards granted in dollar terms.

NOTE 6 – SEGMENTS OF OPERATIONS

The Company’s chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit (loss) and operating loss by the three identified reportable segments.

The CODM uses gross profit (loss) and operating loss for each segment predominantly in the annual budget and forecasting process. The CODM considers budget-to-actual variances on a quarterly basis for all measures when making decisions about the allocation of operating and capital resources to each segment.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable operating segments. The Company manages its business primarily on a service basis. The Company’s reportable segments consist of the Nanox.ARC division, the radiology services division and the AI solutions division. Each one is managed separately to better align with the Company’s customers and distribution partners and the unique market dynamics of each segment. Operating loss for each segment includes revenues from third parties, related cost of revenues and operating expenses directly attributable to the segment. The Company does not include intercompany transfers between segments for management reporting.

Total assets reviewed include marketable securities although their profit or loss are not included in the measurements of the reportable segments’ loss.

The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies” in the Annual Report.

	Six months ended June 30, 2025
		Radiology
	Nanox. ARC	Services	AI Solutions	Total
Revenues	254	5,328	273	5,855
Cost of revenues	3,570	4,402	4,172	12,144
Segment gross profit (loss)	(3,316)	926	(3,899)	(6,289)
Research and development, net	7,546	65	2,201	9,812
Sales and Marketing	1,885	208	85	2,178
General and administrative	8,522	1,606	137	10,265
Other segment items (*)	37	-	-	37
Segment operating loss	(21,306)	(953)	(6,322)	(28,581)
Financial income (expense), net				616
Loss before taxes on income				(27,965)

Depreciation expense	530	4	52	588
Amortization expense	-	1,314	3,992	5,306
Stock based compensation	1,817	370	90	2,277

Total Assets	111,972	18,774	53,486	184,232
Expenditures for segment’s assets	1,569	10	-	1,579

(*)	Nanox.ARC – loss from disposal of property and equipment and rent income.

	Six months ended June 30, 2024
		Radiology
	Nanox. ARC	Services	AI Solutions	Total
Revenues	116	4,926	210	5,252
Cost of revenues	1,790	4,224	4,145	10,159
Segment gross profit (loss)	(1,674)	702	(3,935)	(4,907)
Research and development, net	8,625	48	1,359	10,032
Sales and Marketing	1,299	208	127	1,634
General and administrative	9,359	1,318	281	10,958
Other segment items (*)	98	3	-	101
Segment operating loss	(21,055)	(875)	(5,702)	(27,632)
Financial income (expense), net				1,646
Loss before taxes on income				(25,986)

Depreciation expense	499	4	59	562
Amortization expense	-	1,314	3,992	5,306
Stock based compensation	3,130	86	362	3,578

Total Assets	114,380	20,714	60,627	195,721

(*)	Nanox.ARC – loss from disposal of property and equipment.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

	Three months ended June 30, 2025
		Radiology
	Nanox. ARC	Services	AI Solutions	Total
Revenues	221	2,723	96	3,040
Cost of revenues	1,961	2,242	2,077	6,280
Segment gross profit (loss)	(1,740)	481	(1,981)	(3,240)
Research and development, net	3,759	36	1,039	4,834
Sales and Marketing	1,066	110	63	1,239
General and administrative	4,322	734	71	5,127
Other segment items (*)	51	-	-	51
Segment operating loss	(10,938)	(399)	(3,154)	(14,491)
Financial income (expense), net				(149)
Loss before taxes on income				(14,640)

Depreciation expense	270	2	27	299
Amortization expense	-	657	1,996	2,653
Stock based compensation	882	186	43	1,111

(*)	Nanox.ARC – loss from disposal of property and equipment and rent income.

	Three months ended June 30, 2024
		Radiology
	Nanox. ARC	Services	AI Solutions	Total
Revenues	68	2,518	113	2,699
Cost of revenues	1,338	2,148	2,066	5,552
Segment gross profit (loss)	(1,270)	370	(1,953)	(2,853)
Research and development, net	3,949	27	836	4,812
Sales and Marketing	665	106	63	834
General and administrative	5,154	620	142	5,916
Other segment items (*)	92	-	-	92
Segment operating loss	(11,130)	(383)	(2,994)	(14,507)
Financial income (expense), net				856
Loss before taxes on income				(13,651)

Depreciation expense	244	2	30	276
Amortization expense	-	657	1,996	2,653
Stock based compensation	1,878	43	180	2,101

(*)	Nanox.ARC – loss from disposal of property and equipment.

For the six month periods ended June 30, 2025 and June 30, 2024, the Company’s revenues in the United States constituted approximately 97% and 96% of the Company’s total revenue, respectively. For the three month periods ended June 30, 2025 and June 30, 2024, the Company’s revenues in the United States constituted approximately 97% and 99% of the Company’s total revenue, respectively. For the six and three month periods ended June 30, 2025 and June 30, 2024, no individual customer exceeded 10% of the Company’s total revenue. As of June 30, 2025 and December 31, 2024 no individual customer exceeded 10% of the Company’s accounts receivables.

NOTE 7 – LOSS PER SHARE:

As of June 30, 2025, and 2024 the Company had outstanding 2,192,858 warrants and 4,455,301 warrants, respectively. As of June 30, 2025, and 2024, the Company had 4,216,533 and 4,470,557 outstanding options awards and 50,796 and 208,326 outstanding RSUs awards, respectively. These warrants and awards were not considered when calculating diluted loss per share since their effect is anti-dilutive.

NOTE 8 – SUBSEQUENT EVENTS:

In July 2025, the United States enacted tax reform through the One Big Beautiful Bill Act (“OBBBA”). Included in this legislation are provisions that allow for the immediate expensing of research and development conducted in the United States, immediate expensing of certain capital expenditures, and other changes to the U.S. taxation of profits derived from foreign operations. The Company is assessing the impact of this new legislation on its future consolidated financial statements.

In August 2025, the Company granted employees of the Company a total of 75,250 and 63,000 options to purchase ordinary shares of the Company at an exercise price of $17.63 and $11.52 per share, respectively. The options shall vest over a period of 4 years; one quarter of the options vests on the first anniversary of the vesting commencement date and the rest vests on a quarterly basis over the following three years. The options expire on the earliest of (i) 90 days after termination of employment or (ii) the tenth anniversary of their grant date.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands (except per share data))

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with GAAP. The Company uses information about certain financial measures that are not prepared in accordance with GAAP, including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit (loss), non-GAAP gross profit (loss) margin, non-GAAP research and development expenses, net, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP other expenses (income) and non-GAAP basic and diluted loss per share. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, expenses related to an offering and legal fees expenses in connection with class-action litigation. The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items (as applicable) adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that the non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance.

Reconciliation of GAAP net loss attributable to ordinary shares to Non-GAAP net loss attributable to ordinary shares and Non-GAAP basic and diluted loss per share (U.S. dollars in thousands)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
GAAP net loss attributable to ordinary shares	27,961	25,816	14,722	13,575
Non-GAAP adjustments:
Less: Class-action litigation	33	76	33	44
Less: Amortization of intangible assets	5,306	5,306	2,653	2,653
Less: Offering expenses	-	420	-	420
Less: Share-based compensation	2,277	3,578	1,111	2,101
Non-GAAP net loss attributable to ordinary shares	20,345	16,436	10,925	8,357
NON-GAAP BASIC AND DILUTED LOSS PER SHARE	0.32	0.28	0.17	0.14
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	63,873	57,953	63,910	58,005

Reconciliation of GAAP cost of revenue to Non-GAAP cost of revenue (U.S. dollars in thousands)

GAAP cost of revenue	12,144	10,159	6,280	5,552
Non-GAAP adjustments:
Amortization of intangible assets	5,112	5,112	2,556	2,556
Share-based compensation	106	112	48	59
Non-GAAP cost of revenue	6,926	4,935	3,676	2,937

Reconciliation of GAAP gross loss to Non-GAAP gross profit (U.S. dollars in thousands)

GAAP gross loss	(6,289)	(4,907)	(3,240)	(2,853)
Non-GAAP adjustments:
Amortization of intangible assets	5,112	5,112	2,556	2,556
Share-based compensation	106	112	48	59
Non-GAAP gross profit (loss)	(1,071)	317	(636)	(238)

Reconciliation of GAAP gross loss margin to Non-GAAP gross profit margin (in percentage of revenue)

GAAP gross loss margin	(107)%	(93)%	(107)%	(106)%
Non-GAAP adjustments:
Amortization of intangible assets	87%	97%	84%	95%
Share-based compensation	2%	2%	2%	2%
Non-GAAP gross profit (loss) margin	(18)%	6%	(21)%	(9)%

Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses (U.S. dollars in thousands)

GAAP research and development expenses	9,812	10,032	4,834	4,812
Non-GAAP adjustments:
Share-based compensation	692	1,316	337	727
Non-GAAP research and development expenses	9,120	8,716	4,497	4,085

Reconciliation of GAAP sales and marketing expenses to Non-GAAP sales and marketing expenses (U.S. dollars in thousands)

GAAP sales and marketing expenses	2,178	1,634	1,239	834
Non-GAAP adjustments:
Amortization of intangible assets	194	194	97	97
Share-based compensation	172	350	88	204
Non-GAAP sales and marketing expenses	1,812	1,090	1,054	533

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	10,265	10,958	5,127	5,916
Non-GAAP adjustments:
Class-action litigation	33	76	33	44
Offering expenses	-	420	-	420
Share-based compensation	1,307	1,800	638	1,111
Non-GAAP general and administrative expenses	8,925	8,662	4,456	4,341